 Journal Communications and The E.W. Scripps Company  July 31, 2014  Filed by Journal Communications, Inc.Pursuant to Rule 425 under the Securities Act of 1933and deemed filed pursuant to Rule 14a-12under the Securities Act of 1934Subject Company: Journal Communications, Inc.Commission File No.: 1-31805Date: July 31, 2014

 Disclaimer  Additional Information and Where to Find ItThe proposed transactions involving Scripps and Journal will be submitted to the holders of Common Voting shares of Scripps and to the holders of Class A and Class B common stock of Journal for their consideration. In connection with the proposed transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Scripps and Journal will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transactions with the SEC. Scripps and Journal urge investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Scripps Investor Relations, Carolyn Micheli, at Carolyn.micheli@scripps.com or 513-977-3732, or from Journal from Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com.(Continued on next page)  *  Journal Communications   *

 Disclaimer  Forward-Looking Statements This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Scripps and Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Scripps and Journal with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Scripps and/or Journal in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. (Continued on next page)  *  Journal Communications   *

 Disclaimer  Continued from previous page …Neither Scripps nor Journal assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Scripps can be found in Scripps’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K. A further list and description of risks and uncertainties at Journal can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K. Participants in SolicitationScripps, Journal and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. These documents can be obtained free of charge from the sources indicated above. Non-SolicitationThis communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.   *  Journal Communications   *

 *  Journal Communications   *  A milestone for our company

 *  Journal Communications   *  Transaction Summary  Journal Media Group: A company focused on excellence in publishing and digital media  Scripps: A company focused on excellence in broadcasting.

The Deal at a Glance

Strategic realignment results in highly focused, publicly traded broadcasting and newspaper companies

The E.W. Scripps Company

- Headquarters: Cincinnati
- Leadership: Rich Boehne remains as chairman, president and CEO
- Combined revenue: ~$815 to $830
- Combined segment profit: ~$190 to $200
- Employees: ~4,000
- Television stations: 34
- Household reach: 18%
- Radio stations: 35
- Digital: Strong local media brands plus Newsy and DecodeDC

Journal Media Group

- Headquarters: Milwaukee
- Leadership: Tim Stautberg will become president and CEO; Steve Smith will be non-executive chairman*
- Combined revenue: ~$525 to $545
- Combined EBITDA: ~$55 to $60
- Employees: ~3,600
- Newspaper markets: 14
- Total Sunday circulation: 1 million***
- Digital: Strong local media brands for desktop, tablet, and smartphone

$ in millions

7

Management estimates (including synergies) assuming the transaction was effective full year 2014; *Source: *Source: Company filings, November 2013 Nielsen survey, BIA 2014 Television Report (2nd edition) and SNL Kagan TV household 2012 subscriber data ** *Current SVP of Scripps Newspaper Group and current chairman and CEO of Journal Communications, respectively. ***Source: Scripps 2013 Form 10K; Journal Communications 2013 10K*

Key Transaction Terms

	New Scripps	Journal Media Group
Structure and Consideration	▪ Special dividend: will distribute a $60 million one-time cash dividend ▪ All-stock merger of Scripps' and Journal Communications' broadcasting businesses	▪ All-stock merger of Scripps' and Journal Communications' respective newspaper businesses ▪ Balance sheet with $10 million of cash, no debt and free of substantially all qualified pension obligations
Economic Ownership	▪ SSP shareholders 69% ▪ JRN shareholders 31%	▪ SSP shareholders 59% ▪ JRN shareholders 41%
Governance and Control	▪ Will retain dual-class share structure ▪ Rich Boehne will remain chairman, president and CEO ▪ Scripps family voting control will remain in place	▪ Will have a single class of shares ▪ Steve Smith will be non-executive chairman of Journal Media Group board; Tim Stautberg will be CEO ▪ No controlling shareholder
Closing Conditions	▪ Approval of Scripps Common Voting shareholders and Journal Communications shareholders ▪ Customary closing conditions and regulatory authority approvals ▪ Expected to close in 2015	

8 Journal Communications 7/31/2014

Transaction Benefits

Combined Benefits

- Opportunity to create value for both Scripps and Journal Communications shareholders
- Shared cultures within each company, focused on growing local content and brands
- Increased scale and operating leverage
- Significant transaction synergies
- Tax-efficient transaction

Scripps Benefits

- Expanded broadcasting footprint, particularly in key political markets
- Substantial retransmission upside as legacy pay TV contracts renew
- Significant digital revenue potential across expanded TV and radio portfolios
- Strong balance sheet with capacity to do other acquisitions and investments

Journal Media Group Benefits

- Management focus on operating core newspaper business
- Enhanced operational efficiencies and ability to maximize cash flow
- Strong balance sheet with no debt
- Ability to grow through accretive and opportunistic acquisitions

9 Journal Communications 7/31/2014

The E.W. Scripps Company

 Scripps Highlights  *  Journal Communications |  *  Large television company with strong local brands  Expanded reach; one of the largest ABC affiliate groups, and more diverse affiliations  Attractive political TV spending footprint  Significant digital revenue and content monetization upside  Significant retransmission upside  Maintain strong, flexible balance sheet and conservative financial profile  Entry into profitable radio industry and cross-selling opportunity  Scripps will become the fifth-largest independent TV company, with significant scale and upside potential

 Current FCC U.S. TV Household Cap of 39%  Peer TV Landscape  *  Fifth-largest independent TV station owner. 34 stations in 24 marketsFinancially flexible with room to add stations under the FCC ownership capHousehold reach that offers more value to achieve more favorable retransmission arrangementsDiversified revenue, segment profit and network affiliation mix  Large television company with strong local brands  SSP14%  Note: Includes all announced and closed transactions. Source: Company filings, company websites for non-public companies, November 2013 Nielsen survey, BIA 2014 Television Report (2nd edition) and SNL Kagan TV household 2012 subscriber dataFCC rules take into account adjustments for UHF/VHF, which are not included in the bar chart above

 *  Journal Communications Group |  *  Expanded household reach and affiliations; 34 TV stations and 35 radio stations in 27 markets  New Scripps Local Media Markets  Wichita, KSRadio DMA 1015 FM1 AM  Springfield, MORadio DMA 224 FM1 AM  Knoxville, TNRadio DMA 714 FM  Tulsa, OKRadio DMA 664 FM1 AM  *

 *  Journal Communications |  *  Strong political revenue opportunity  Operate stations in eight presidential battleground/swing states Political opportunity enhanced in Florida, Michigan and ArizonaNew political opportunity in Wisconsin, NevadaScripps’ Washington D.C. sales office leveraged across broader footprint  $ in millions    SSP TV Station    JRN TV Station    Swing State  Political Advertising Opportunity  Significant Gross Political Revenue Growth  Presence in Perennial Swing States  '08 - '12  CAGR  41  48  107  12  15  34  2008  2010  2012  SSP  JRN  $53  $63  $141  27%  31%  28%  Source: Scripps 2013 Form 10K; Journal Communications 2013 Form 10K

 Significant digital revenue upside  *  Journal Communications Group |  *  Three-fold strategy  Build out leading local brands  Build or acquire national brands  Experiment with or investin new models  Addingearly-stage investments  Can expand strategy to reshape local digital marketplaces and build out leading local brands into 13 new TV and radio marketsNew digital markets will create new audiences for national brands such as Newsy, StormShield and DecodeDCDigital-only sales force can expand into new regions and capture more than fair share of revenueConsumer strategies will be even more powerful when brought into the new markets  Digital Opportunity

 Journal Media Group

 Journal Media Group Highlights  *  Journal Communications |  *  A pure-play newspaper company with strong local brands and financial flexibility  Premier source of local news and leading consumer reach in its markets  Digital strategies leveraged across portfolio  Proven operating strategy focused on stabilizing revenue  Focus on shared best practices to drive cost-efficiencies and operating margin opportunities  Highly experienced and focused management team  Flexibility to pursue acquisition opportunities  Strong balance sheet: $10 million of cash, no debt and free of substantially all qualified pension obligations

 *  Journal Communications Group |  *  14 newspaper markets with strong brands and extensive local reach  Journal Media Group Markets  Milwaukee, WISunday circ: 319,000  Source: Circulation data from Scripps 2013 Form 10K; Journal Communications 2013 Form 10K

 *  Journal Communications Group |  *  Journal Media Group Audience Reach  Unparalleled Consumer Reach in Local Markets  Weekly readership on print and digital platforms  Source: 2013 Scarborough Report for Corpus Christi; 2014 Scarborough Report for all others.Market reach equals the total weekly audience reach through print and digital products.

 Journal Media Group Key Priorities  Create and deliver compelling products and services aimed at news and information consumers in our dynamic local marketsEfficiently connect advertisers with their current and prospective customers via our print and digital products and other servicesStabilize revenue and improve profitabilityExplore opportunities to add attractive markets to the portfolio  *  Journal Communications   *

 *  Journal Communications |  *  Tim Stautberg, senior vice president, newspapers for Scripps, will become president, CEO and a director of Journal Media Group.

 *  Journal Communications |  *

 *  Journal Communications |  *  Questions & Answers